UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LOMBARD MEDICAL, INC.

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

G55598109

(CUSIP Number)

John Heard

Abingworth LLP

Princes House

38 Jermyn Street

London, England SW1Y 6DN

+44 20 7534 1500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP
98-051-8585
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	2,723,452*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	2,723,452*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,723,452*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 16.8%*
14. Type of Reporting Person (See Instructions): PN

*As of April 30, 2014 (the “Event Date”) and the date of filing of this Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 2,723,452 ordinary shares, $0.01 par value per share (“Ordinary Shares”), of Lombard Medical, Inc. (the “Issuer”). The number of Ordinary Shares reported above consists of (i) 1,234,835 Ordinary Shares held by Abingworth Bioventures V, LP (“ABV V”), and (ii) 1,488,617 Ordinary Shares held by Abingworth Bioventures V Co-Invest Growth Equity Fund, LP (“AGE”). Abingworth, as the investment manager of ABV V and AGE, may be deemed to beneficially own the 1,234,835 Ordinary Shares held by ABV V and the 1,488,617 Ordinary Shares held by AGE. Thus, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 16.8% of the Ordinary Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s initial public offering on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the Securities and Exchange Commission (“SEC”) on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V, LP
98-051-8587
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	1,234,835*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	1,234,835*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,234,835*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 7.6%*
14. Type of Reporting Person (See Instructions): PN

*As of the Event Date and the Filing Date, ABV V held an aggregate of 1,234,835 Ordinary Shares. Thus, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 7.6% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s initial public offering on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the SEC on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 1,234,835 Ordinary Shares held by ABV V.

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V Co-Invest Growth Equity Fund, LP
98-051-8587
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6. Citizenship or Place of Organization: England

Number of Shares	7. Sole Voting Power:	0
Beneficially Owned by	8. Shared Voting Power:	1,488,617*
Each Reporting Person With	9. Sole Dispositive Power:	0
	10. Shared Dispositive Power:	1,488,617*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,488,617*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13. Percent of Class Represented by Amount in Row (11): 9.2%*
14. Type of Reporting Person (See Instructions): PN

* As of the Event Date and the Filing Date, AGE held an aggregate of 1,488,617 Ordinary Shares. Thus, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 9.2% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s initial public offering on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the SEC on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act. Abingworth, as the investment manager of AGE, may be deemed to beneficially own the 1,488,617 Ordinary Shares held by AGE.

Item 1.   Security and Issuer

This Schedule 13D relates to the ordinary shares, $0.01 par value per share (the “Ordinary Shares”), of Lombard Medical, Inc., a Cayman Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at Lombard Medical House, 4 Trident Park, Basil Hill Road, Didcot, Oxfordshire X0 OX11 7HJ.

Item 2.   Identity and Background

This statement is being filed on behalf of (i) Abingworth Bioventures V, LP (“ABV V”), (ii) Abingworth Bioventures V Co-Invest Growth Equity Fund LP (“AGE” and together with ABV V, the “Abingworth Funds”), and (iii) Abingworth LLP (“Abingworth,” and together with the Abingworth Funds, the “Reporting Persons”), the investment manager of the Abingworth Funds.

Abingworth Bioventures V GP LP, a Scottish limited partnership, serves as the general partner of ABV V and AGE. Abingworth Bioventures V GP Limited, an English company, serves as the general partner of Abingworth Bioventures V GP LP. Abingworth Bioventures V GP LP has delegated to Abingworth all investment and dispositive power over the securities held by the Abingworth Funds. An investment committee of Abingworth, comprised of Joseph Anderson, Michael F. Bigham, Timothy J. Haines, Genghis Lloyd-Harris, and Stephen W. Bunting, approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by the Abingworth Funds. Each of Abingworth Bioventures V GP LP, Abingworth Bioventures V GP Limited, Joseph Anderson, Michael F. Bigham, Timothy J. Haines, Genghis Lloyd-Harris, and Stephen W. Bunting disclaims beneficial ownership of the securities held by the Abingworth Funds.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of the Abingworth Funds is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth is to serve as the investment manager to certain investment funds, including the Abingworth Funds.

Neither the Reporting Persons nor any of their executive officers has, during the last five years, been convicted in a criminal proceeding.

Neither the Reporting Persons nor any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of ABV V and AGE is a limited partnership organized under the laws of England. Abingworth is a limited liability partnership organized under the laws of England.

Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to a Court approved scheme of arrangement (the “Scheme”), Lombard Medical Technologies PLC (“Lombard”) became a directly-owned subsidiary of the Issuer. The Scheme became effective April 30, 2014, at which time all shares in Lombard were cancelled on AIM, the London Stock Exchange. All holders of Lombard ordinary shares were issued one (1) new Ordinary Share of the Issuer in exchange for every four (4) Lombard ordinary shares that they held, having substantially the same rights attaching to them as the ordinary shares previously held in the capital of Lombard.

Prior to April 30, 2014 Abingworth beneficially owned 7,984,725 ordinary shares of Lombard, consisting of 3,193,890 ordinary shares of Lombard held by ABV V and 4,790,835 ordinary shares of Lombard held by AGE. Upon effectiveness of the Scheme, Abingworth beneficially owned 1,996,180 Ordinary Shares of the Issuer, consisting of 798,472 Ordinary Shares of the Issuer held by ABV V and 1,197,708 Ordinary Shares of the Issuer held by AGE.

On April 25, 2014, ABV V purchased 436,363 Ordinary Shares of the Issuer in an initial public offering (the “IPO”) at the public offering price of $11.00 per share. ABV V purchased these Ordinary Shares with its investment capital. Abingworth does not directly own any of these Ordinary Shares.

On April 25, 2014, AGE purchased 290,909 Ordinary Shares of the Issuer in the IPO at the public offering price of $11.00 per share. AGE purchased these Ordinary Shares with its investment capital. Abingworth does not directly own any of these Ordinary Shares.

Item 4.   Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Currently, Timothy Haines, an Investment Director and Partner of Abingworth, serves on the Board of Directors of the Issuer (the “Board”). Mr. Haines was appointed to the Board on May 31, 2011. Mr. Haines also serves on the Nomination Committee and the Compensation Committee of the Issuer.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

As of the Event Date and as of the Filing Date, ABV V held an aggregate of 1,234,835 Ordinary Shares. Thus, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 7.6% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s IPO on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the SEC on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act (the “Prospectus Supplement”).

As of the Event Date and as of the Filing Date, AGE held an aggregate of 1,488,617 Ordinary Shares. Thus, as of the Event Date and the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 9.2% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s IPO on April 24, 2014, as reported by the Issuer in its Prospectus Supplement.

Abingworth is not the owner of record of any Ordinary Shares. Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 2,723,452 Ordinary Shares, representing approximately 16.8% of the Ordinary Shares of the Issuer deemed issued and outstanding as of the Event Date and as of the Filing Date. The foregoing beneficial ownership percentages are based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s IPO on April 24, 2014, as reported by the Issuer in its Prospectus Supplement.

As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 1,234,835 Ordinary Shares held by ABV V, and does not have sole voting and dispositive power over any of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 1,488,617 Ordinary Shares held by AGE, and does not have sole voting and dispositive power over any of the securities reported herein; and (iii) Abingworth has shared voting and dispositive power with respect to the 2,723,452 Ordinary Shares held by the Abingworth Funds, and does not have sole voting and dispositive power over any of the securities reported herein.

Upon effectiveness of the Scheme, 3,193,890 ordinary shares of Lombard held by ABV V were exchanged for 798,472 Ordinary Shares of the Issuer. Additionally, On April 25, 2014, ABV V purchased 436,363 Ordinary Shares of the Issuer in the IPO at the public offering price of $11.00 per share. Upon effectiveness of the Scheme, 4,790,835 ordinary shares of Lombard held by AGE were exchanged for 1,197,708 Ordinary Shares of the Issuer. Additionally, on April 25, 2014, AGE purchased 290,909 Ordinary Shares of the Issuer in the IPO at the public offering price of $11.00 per share.

During the past sixty (60) days on or prior to the Event Date, and from the Event Date to the Filing Date, there were no other purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares beneficially owned by it. The partners of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares beneficially owned by it, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the IPO, Abingworth entered into a Lock-Up Agreement (the “Lock-Up Agreement”) running in favor of the underwriters of the IPO (the “Underwriters”) for and on behalf of the Abingworth Funds, as beneficial owners of Ordinary Shares. Abingworth agreed on behalf of the Abingworth Funds that, beginning March 7, 2014 and continuing through the close of trading on the date that is 180 days after the date of the Prospectus Supplement, the Abingworth Funds will not, without the prior written consent of the representatives of the Underwriters, dispose of or hedge any Ordinary Shares or any securities convertible into or exchangeable for Ordinary Shares. The Underwriters’ representatives, in their sole discretion, together may release any of the securities subject to the Lock-Up Agreement at any time. The description of the Lock-Up Agreement is qualified in its entirety by reference to the terms of the Lock-Up Agreement, a copy of which has been filed as Exhibit 2 to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7.   Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated May 9, 2014, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.
Exhibit 2	Lock-Up Agreement, dated March 7, 2014, by Abingworth LLP, acting in its capacity as agent of Abingworth Bioventures V LP and Abingworth Bioventures V Growth Equity Co-Invest LP.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2014

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By: /s/ John Heard

      Name: John Heard

      Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO-

INVEST GROWTH EQUITY FUND, LP

By: Abingworth LLP, its Manager

By:  /s/ John Heard

Name: John Heard

Title: Authorized Signatory

ABINGWORTH LLP

By:  /s/ John Heard

Name: John Heard

Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares, $0.01 par value per share, of Lombard Medical, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 9, 2014

ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

By: /s/ John Heard

      Name: John Heard

      Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO-

INVEST GROWTH EQUITY FUND, LP

By: Abingworth LLP, its Manager

By:  /s/ John Heard

Name: John Heard

Title: Authorized Signatory

ABINGWORTH LLP

By:  /s/ John Heard

Name: John Heard

Title: Authorized Signatory

Exhibit 2

LOCK-UP AGREEMENT